Ref: SB/0170

20 February 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

07021454

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 19 February 2007.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S. Butler

Sarah Butler
Secretary

dlw 3/5

Regulatory Announcement

Go to market news section

Free annual report

Company	Lonmin PLC
TIDM	LMI
Headline	Acquisition of AfriOre
Released	07:00 19-Feb-07
Number	4250R

RNS Number:4250R
Lonmin PLC
19 February 2007

Lonmin Plc Becomes Sole Shareholder of AfriOre Limited

Lonmin Plc ("Lonmin") today announces that it has become the sole shareholder of AfriOre Limited ("AfriOre") following the completion of compulsory redemption proceedings in accordance with the laws of the British Virgin Islands.

As described in a notice sent to shareholders of AfriOre on 9 February 2007, AfriOre redeemed all of its issued and outstanding shares that were not held by Lonmin for an amount equal to C$8.75 per share. AfriOre has today sent a further notice to those former shareholders who have had their shares in the capital of AfriOre redeemed. This notice provides further information for former shareholders of AfriOre seeking to receive the redemption price, which is being held by CIBC Mellon Trust Company as agent for AfriOre. Any questions in this regard should be directed to CIBC Mellon Trust Company at +1-416-643-5500 or by e-mail at inquiries@cibcmellon.com.

In connection with the redemption, the shares of AfriOre were today delisted from the Toronto Stock Exchange. As previously announced, AfriOre has also requested the cancellation of its listing on the Alternative Investment Market of the London Stock Exchange, which is expected to be effective on 28 February 2007.

Enquiries:

Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications

Forward Looking Statements:

This announcement may include forward-looking statements. All statements other than statements of historical fact included in this announcement, including without limitation those regarding Lonmin's plans, objectives and expected performance, are forward-looking statements. Lonmin has based these forward-looking statements on its current expectations and projections about future events, including numerous assumptions regarding its present and future business strategies, operations, and the environment in which it will operate in the future. Forward-looking statements generally can be identified by the use of forward-looking terminology such as 'ambition', 'may', 'will', 'could', 'would', 'expect', 'intend', 'estimate', 'anticipate', 'believe', 'plan', 'seek' or 'continue', or negative forms or variations of similar terminology. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors related to Lonmin, including, among other factors: (1) the risk that the businesses of Lonmin and AfriOre will not be integrated successfully; (2) material adverse changes in economic conditions generally or in relevant markets or industries in particular; (3) fluctuations in demand and

pricing in the mineral resource industry and fluctuations in exchange rates; (4) future regulatory and legislative actions and conditions affecting Lonmin's and AfriOre's operating areas or licensing; (5) obtaining and retaining skilled workers and key executives; and (6) acts of war and terrorism. By their nature, forward-looking statements involve risks, uncertainties and assumptions and many relate to factors which are beyond Lonmin's control, such as future market conditions and the behaviour of other market participants. Actual results may differ materially from those expressed in forward-looking statements. Given these risks, uncertainties, and assumptions, you are cautioned not to put undue reliance on any forward-looking statements. In addition, the inclusion of such forward-looking statements should under no circumstances be regarded as a representation by Lonmin that Lonmin will achieve any results set out in such statements or that the underlying assumptions used will in fact be the case. Other than as required by applicable law or the applicable rules of any exchange on which Lonmin's securities may be listed, Lonmin has no intention or obligation to update or revise any forward-looking statements included in this announcement after the release of this announcement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END